UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2005

Magnum Hunter Resources, Inc.

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	001-12508 (Commission File Number)	87-0462881 (I.R.S. Employer Identification No.)

600 East Las Colinas Blvd. Suite 1100 Irving, Texas (Address of principal executive offices)	75039 (Zip Code)

Registrant’s Telephone Number, including area code: (972) 401-0752

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Regulation FD Disclosure and Other Events.

On January 26, 2005, Magnum Hunter Resources, Inc. (the “Company”) issued a press release announcing the Company’s entry into a definitive agreement and plan of merger by and among Cimarex Energy Co., Cimarex Nevada Acquisition Co., and the Company, a copy of which press release is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

     (c)     Exhibits.

               99.1     Press Release dated January 26, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Magnum Hunter Resources, Inc.

By:	/s/ M. Bradley Davis

M. Bradley Davis, Senior Vice President & Chief Financial Officer

Date:   January 26, 2005

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated January 26, 2005.